[redacted]

11022681

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPPELLO CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 08 2011
16 REGISTRATIONS BRANCH

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1200
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander L. Cappello 310-393-6632
(Area Code - Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 13 2011
16 REGISTRATIONS BRANCH

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Armstrong Accountancy Corporation
(Name - *if individual, state last, first, middle name*)

4200 Truxton Ave., Suite 300 (Address) Bakersfield (City) CA (State) 93309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander L. Cappello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cappello Capital Corp., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

[signature]
Signature

President & C.E.O.
Title

See attached Jurat
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) An independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN ARMSTRONG
CERTIFIED PUBLIC ACCOUNTANTS

BROWN ARMSTRONG

Certified Public Accountants

MAIN OFFICE
4200 TRUXTUN AVENUE
SUITE 300
BAKERSFIELD, CA 93309
TEL 661.324.4971
FAX 661.324.4997
EMAIL info@bacpas.com

560 CENTRAL AVENUE
SHAFTER, CALIFORNIA 93263
TEL 661.746.2145
FAX 661.746.1218

8050 N. PALM AVENUE
SUITE 300
FRESNO, CALIFORNIA 93711
TEL 559.476.3592
FAX 559.476.3593

790 E. COLORADO BLVD.
SUITE 908B
PASADENA, CALIFORNIA 91101
TEL 626.240.0920
FAX 626.240.0922

August 2, 2011

SEC Headquarters
Office of Compliance Inspections and Examinations
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Cappello Capital Corp.

Enclosed are two (2) bound copies of the revised financial report for Cappello Capital Corp. as of December 31, 2010.

Please call if you have any questions.

Sincerely,

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

By: Burton H. Armstrong

BHA:arc:jam
Enclosures
cc: Monica Villagrana
Shawn Kelly, CPA
Andrew Custer, CPA

Pfx Engagement\14765 12/31/2010 Audit\FS Transmittals - Revised

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

ANNE NICHOLE MCKENZIE
Commission # 1923860
Notary Public - California
Los Angeles County
My Comm. Expires Jan 30, 2015

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this 1 (Date) day of August (Month), 2011 (Year), by

(1) Alexander Cappello (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

Item #5910

CAPPELLO CAPITAL CORP.
DECEMBER 31, 2010

TABLE OF CONTENTS

Peter C. Brown, CPA
Burton H. Armstrong, CPA, MST
Andrew J. Paulden, CPA
Steven R. Starbuck, CPA
Chris M. Thornburgh, CPA
Eric H. Xin, CPA, MBA
Richard L. Halle, CPA, MST
Aileen K. Keeter, CPA

BROWN ARMSTRONG
CERTIFIED PUBLIC ACCOUNTANTS

Main Office
4200 Truxtun Ave., Suite 300
Bakersfield, California 93309
Tel 661·324·4971 Fax 661·324·4997
e-mail: info@bacpas.com

560 Central Avenue
Shafter, California 93263
Tel 661·746·2145 Fax 661·746·1218

8365 N. Fresno Street, Suite 440
Fresno, California 93720
Tel 559·476·3592 Fax 559·476·3593

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

We have audited the accompanying statement of financial condition of Cappello Capital Corp. ("the Company") as of December 31, 2010, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cappello Capital Corp. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

By: Burton H. Armstrong

Bakersfield, California
February 22, 2011

CAPPELLO CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash	$	84,650
Prepaid expenses		706
Total Assets	$	85,356
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	39,320
Total Liabilities		39,320
Stockholders' equity:		
Common stock, $1 par value; authorized 1,000,000 shares; issued and outstanding 100 shares		100
Additional paid in capital		368,246
Retained earnings (Deficit)		(322,310)
Total Stockholders' Equity		46,036
Total Liabilities and Stockholders' Equity	$	85,356

See Notes to the Financial Statements.

CAPPELLO CAPITAL CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue:	
Investment banking	$ 11,406,339
Expense:	
Corporate finance fees (Note 4)	8,329,000
Commissions	921,499
Employee compensation and benefits	1,391,497
Other	715,452
Occupancy	36,000
	11,393,448
Income before income taxes	12,891
State income taxes	-
Net income	$ 12,891

See Notes to the Financial Statements.

CAPPELLO CAPITAL CORP.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2009	100	$ 100	$ 368,246	$ (312,838)	$ 55,508
Net income	-	-	-	12,891	12,891
Additional paid in capital	-	-	-	-	-
Distributions	-	-	-	(22,363)	(22,363)
Balance, December 31, 2010	100	$ 100	$ 368,246	$ (322,310)	$ 46,036

See Notes to the Financial Statements.

CAPPELLO CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities		
Net income	$	12,891
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in working capital components:		
Increase in:		
Accounts payable and accrued expenses		33,241
Net cash provided by operating activities		46,132
Cash Flows From Financing Activities		
Distributions paid		(22,363)
Net cash used in financing activities		(22,363)
Net increase in cash		23,769
Cash:		
Beginning of year		60,881
End of year	$	84,650

The Company paid $0 in state income taxes during the year ended December 31, 2010.

See Notes to the Financial Statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Cappello Capital Corp. ("the Company") is a California corporation formed in February 1992 for the purpose of conducting business as a broker/dealer in securities. The Company operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker and dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Brokers/dealers operating under the provisions of Paragraph (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

As stated above, the Company operates under the provisions of Paragraph (k)(2)(i) of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule. Specifically, the Company is exempt from the Possession of Control Requirements under Rule 15c3-3 pursuant to Paragraph (k)(2)(i).

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking: Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking management fees, sales concessions and associated expenses are recorded at the time the transaction is completed and the income is reasonably determinable.

NOTE 2 – STATE INCOME TAXES

The Company has elected S Corporation status for income tax purposes, which requires that the corporate income or loss be distributed to the stockholder for inclusion in his personal income tax returns. The State of California imposes a surtax on the corporation of 1.5% of taxable income, in addition to the taxable income or loss being reported in the stockholder's personal return.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $45,331 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 1.0 to 1.2.

NOTE 4 – TRANSACTIONS WITH RELATED PARTY

The Company has a corporate finance agreement with Cappello Group, Inc., an affiliated company. The main stockholder (90% ownership of the Company) is the sole stockholder of Cappello Group, Inc. Cappello Group, Inc. receives corporate finance fees from time to time as the Company and Cappello Group, Inc. determine for special services rendered. No corporate finance fee is to be paid or accrued which will cause the net capital of the Company to drop below $10,000, or cause the aggregate indebtedness to net capital ratio of the Company to exceed 8 to 1. In the event Cappello Group, Inc. is not able to continue to provide these services, the Company would be required to obtain them from a third party at a cost that cannot presently be estimated.

For the year ended December 31, 2010, corporate finance fees paid to Cappello Group, Inc. amounted to $8,329,000. In addition, the Company paid $115,443 of overhead costs and $36,000 of rent to Cappello Group, Inc.

NOTE 5 – MAJOR CUSTOMERS/SUPPLIERS

During the year ended December 31, 2010, the Company received approximately 34% of its revenues from one individual client. During the year ended December 31, 2010, the Company incurred approximately 74% of its total expense with Cappello Group, Inc., which is explained further at Note 4.

NOTE 6 – DEFINED CONTRIBUTION RETIREMENT PLAN

The Company has a contributory defined contribution retirement plan covering all its employees who meet eligibility requirements and who elect to participate. The Company's contributions to the plan are elective. During 2010, the Company did not make any contributions to the plan.

Peter C. Brown, CPA
Burton H. Armstrong, CPA, MST
Andrew J. Paulden, CPA
Steven R. Starbuck, CPA
Chris M. Thornburgh, CPA
Eric H. Xin, CPA, MBA
Richard L. Halle, CPA, MST
Aileen K. Keeter, CPA

BROWN ARMSTRONG
CERTIFIED PUBLIC ACCOUNTANTS

Main Office
4200 Truxtun Ave., Suite 300
Bakersfield, California 93309
Tel 661·324·4971 Fax 661·324·4997
e-mail: info@bacpas.com

560 Central Avenue
Shafter, California 93263
Tel 661·746·2145 Fax 661·746·1218

8365 N. Fresno Street, Suite 440
Fresno, California 93720
Tel 559·476·3592 Fax 559·476·3593

INDEPENDENT REGISTERED AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

In planning and performing our audit of the financial statements of Cappello Capital Corp. ("the Company") for the year ended December 31, 2010, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and the procedure for determining compliance with the exemptive provisions of Rule 1.5~3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control over financial reporting that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Financial Industry Regulatory Authority, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

By: Burton H. Armstrong

Bakersfield, California
February 22, 2011

Peter C. Brown, CPA
Burton H. Armstrong, CPA, MST
Andrew J. Paulden, CPA
Steven R. Starbuck, CPA
Chris M. Thornburgh, CPA
Eric H. Xin, CPA, MBA
Richard L. Halle, CPA, MST
Aileen K. Keeter, CPA

BROWN ARMSTRONG

CERTIFIED PUBLIC ACCOUNTANTS

Main Office
4200 Truxtun Ave., Suite 300
Bakersfield, California 93309
Tel 661·324·4971 Fax 661·324·4997
e-mail: info@bacpas.com

560 Central Avenue
Shafter, California 93263
Tel 661·746·2145 Fax 661·746·1218

8365 N. Fresno Street, Suite 440
Fresno, California 93720
Tel 559·476·3592 Fax 559·476·3593

INDEPENDENT REGISTERED AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

By: Burton H. Armstrong

Bakersfield, California
February 22, 2011

CAPPELLO CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

SCHEDULE I

Aggregate indebtedness:		
Other accounts payable and accrued expenses	$	39,320
Net capital:		
Stockholders' equity	$	46,036
Deductions:		
Prepaid expenses		(706)
Net capital	$	45,330
Computation of basic net capital requirements		
Minimum net capital required: (6- 2/3% of aggregate indebtedness)	$	2,623
Net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	40,330
Excess net capital at 1,000 percent	$	41,398
Ratio: Aggregate indebtedness to net capital		1.0 to 1.2

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2010.

There is no significant difference between net capital in the FOCUS report as of December 31, 2010, and the net capital reported above.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(i) of the Rule.

Peter C. Brown, CPA
Burton H. Armstrong, CPA, MST
Andrew J. Paulden, CPA
Steven R. Starbuck, CPA
Chris M. Thornburgh, CPA
Eric H. Xin, CPA, MBA
Richard L. Halle, CPA, MST
Aileen K. Keeter, CPA

BROWN ARMSTRONG
CERTIFIED PUBLIC ACCOUNTANTS

Main Office
4200 Truxtun Ave., Suite 300
Bakersfield, California 93309
Tel 661·324·4971 Fax 661·324·4997
e-mail: info@bacpas.com

560 Central Avenue
Shafter, California 93263
Tel 661·746·2145 Fax 661·746·1218

8365 N. Fresno Street, Suite 440
Fresno, California 93720
Tel 559·476·3592 Fax 559·476·3593

INDEPENDENT REGISTERED AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Cappello Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Cappello Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Cappello Capital Corp.'s management is responsible for Cappello Capital Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment on Form SIPC-7T with respective cash disbursement entry in the general ledger and the cash disbursements check copy, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. No adjustments were made to Form SIPC-7T, step not applicable;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting no differences; and

5. No overpayment was applied to the current assessment, step not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

By: Burton H. Armstrong

Bakersfield, California
February 22, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044748 FINRA DEC
CAPPELLO CAPITAL CORP 21*21
100 WILSHIRE BLVD STE 1200
SANTA MONICA CA 90401-1195

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 12,452.00
B.	Less payment made with SIPC-6 filed (exclude interest) 8/10/2010 Date Paid	(8,600.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	3,852.00
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,852.00
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 3,852.00	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cappello Capital Corp.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 15 day of February, 20 11.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,406,339
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursement for shared cost	581,441 5,844,222
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	6,425,663
2d. SIPC Net Operating Revenues	$ 4,980,676
2e. General Assessment @ .0025	$ 12,452.00

(to page 1, line 2.A.)

CAPPELLO CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2010

CAPPELLO CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2010

BROWN ARMSTRONG

CERTIFIED PUBLIC ACCOUNTANTS